Exhibit 21

Middlefield Banc Corp. Subsidiaries

1

The Middlefield Banking Company (“MBC”), an Ohio-chartered commercial bank that began operations in 1901, engages in general commercial banking in northeastern and central Ohio. MBC’s consolidated financial statements also include the accounts of MBC’s subsidiary, Middlefield Investments, Inc. (“MI”), established March 13, 2019. The principal executive office is located at 15985 East High Street, Middlefield, Ohio 44062-0035.

2

On October 23, 2009 Middlefield received approval from the Federal Reserve Bank of Cleveland to establish an asset resolution subsidiary. Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by Middlefield Banc Corp, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of nonperforming loans and real estate acquired by the subsidiary bank as the result of borrower default on real estate-secured loans.